SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): __    Form 10-K __    Form 20-F  X    Form 11-K __     Form 10-Q
                                             ---
For Period Ended: December 31, 2001

___   Transition Report on Form 10-K

___   Transition Report on Form 20-F

___   Transition Report on Form 11-K

___   Transition Report on Form 10-Q

___   Transition Report on Form N-SAR

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full name of registrant:          OMI CORPORATION SAVINGS PLAN
Former name if applicable

One Station Place
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Address of principal executive office (Street and number)


Stamford, CT 06902
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City, State and Zip Code


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Part II, Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     OMI Corporation (the "Company") has experienced a delay in completing the financial statements required to be included in the Form 11-K for the fiscal year ended December 31, 2001, which delay could not be overcome without unreasonable effort and expense.

     Certain information from the Trustee of the Master Trust and Custodian of the Company's Section 401(k) Profit Sharing Plan was not received in the required time for the Plan's auditors to complete their audit of the Plan.

     The Company intends to file the subject Form 11-K, within the 15-day time period prescribed by Rule 12b-25.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification


Kathleen C. Haines                    (203)        602-6700
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(Name)                              (Area code) (Telephone number)



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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    |X|  Yes                  |_|  No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    |_|  Yes                  |X|  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             OMI Corporation
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 28, 2002                          By  /s/ KATHLEEN C. HAINES
                                            --------------------------------
                                                    Senior Vice President and
                                                    Chief Financial Officer